UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                                 SEC FILE NUMBER
                                                                         0-23538

                                                                    CUSIP NUMBER
                                                                     620071 10 0

                           NOTIFICATION OF LATE FILING




(Check One): [X]Form 10-K [ ]Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ]Form N-SAR

     For Period Ended: March 31, 1999
                      ---------------------------------------------------------

   [ ]   Transition Report on Form 10-K   [ ]  Transition Report on Form 10-Q
   [ ]   Transition Report on Form 20-F   [ ]  Transition Report on Form N-SAR
   [ ]   Transition Report on Form 11-K
         For the Transition Period Ended:
                                         ---------------------------------------

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

 Motorcar Parts & Accessories, Inc.
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Full Name of Registrant

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Former Name if Applicable

 2727 Maricopa Street
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Address of Principal Executive Office (STREET AND NUMBER)

 Torrance, California  90503
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City, State and Zip Code


                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

              The Form 10-K could not be filed within the prescribed time period due to the Registrant's inability to obtain certain of the necessary information to complete the preparation of its financial statements on a timely basis, and accordingly finalize its audited financial statements required in the Form 10-K.

                          PART IV -- OTHER INFORMATION

 1. Name and telephone number of person to contact in regard to this notification

                  David Chaimowitz             310                 212-7910
          ----------------------------------------------------------------------
                 (Name)                   (Area Code)         (Telephone Number)


 2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s)                                [X] Yes  [ ] No



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 3.  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                 [X]  Yes  [ ]No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                 See Attachment
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                       Motorcar Parts & Accessories, Inc.
             -----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    June 29, 1999                           By  /s/  David Chaimowitz
        -----------------                           --------------------------
                                                      David Chaimowitz
                                                      Chief Financial Officer

                     ATTACHMENT TO PART IV OF FORM 12b-25 OF

                       MOTORCAR PARTS & ACCESSORIES, INC.


                  As previously reported on its Current Report on Form 8-K and press release, both dated May 24, 1999, the Registrant expects to report a significant loss for the fourth quarter of its fiscal year ended March 31, 1999 and anticipates that it may report a loss for the entire fiscal year. These results would represent a significant change in results of operations from the prior fiscal year, in which the Registrant reported net income of $6,602,000.

                  Certain matters discussed in this notification are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to a number of known and unknown risks and uncertainties including, but not limited to: the outcome of the audit for the fiscal year ended March 31, 1999; uncertainty as to the Registrant's profitability; the Registrant's ability to develop and implement operational and financial systems to manage growing operations; competition in the Registrant's existing and potential future lines of business; the Registrant's ability to obtain financing on acceptable terms to finance the Registrant's business and for the Registrant to operate within the limitations imposed by financing arrangements; and other factors. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. The Registrant assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such forward-looking statements.